Exhibit 3.2A

The Amended and Restated Bylaws of Sunterra Corporation have been amended to replace Article VI thereof in its entirety with the following:

ARTICLE VI

SHARES OF STOCK

Section 1. Certificates of Stock. Each stockholder shall be entitled to a certificate or certificates which shall represent and certify the number of shares of each class of stock held by the stockholder in the Corporation. However, the board of directors may authorize the issue of some or all, of the shares of any or all of its classes or series without certificates. Each certificate, when issued, shall be signed by the President or Vice President and countersigned by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer and may be sealed with the corporate seal. The signatures may be either manual or facsimile. Certificates shall be consecutively numbered; and if the Corporation shall, from time to time, issue several classes of stock, each class may have its own number series. A certificate is valid and may be issued whether or not an officer who signed it is still an officer when it is issued. Each certificate representing stock which is restricted as to its transferability or voting powers, which is preferred or limited as to its dividends or as to its share of the assets upon liquidation or which is redeemable at the option of the Corporation, shall have a statement of such restriction, limitation, preference or redemption provision, or a summary thereof, plainly stated on the certificate, In lieu of such statement or summary, the Corporation may set forth upon the face or back of the certificate a statement that the Corporation will furnish to any stockholder, upon request and without charge, a full statement of such information.

Section 2. Transfers of Stock. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Upon notice to the Corporation or the transfer agent of the Corporation by a shareholder of the shareholder’s intention to transfer an uncertified share or shares of the Corporation’s stock accompanied by a duly endorsed stock power or by proper evidence of succession, assignment or authority to transfer, the Corporation may, at the request of the transferee, issue a new certificate to the person entitled thereto, and shall record the transaction upon its books.

The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

Section 3. Lost Certificate. The Board of Directors may direct a new certificate to be issued in place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or the owner’s legal representative to advertise the same in such manner as it shall require and/or to give bond, with sufficient surety, to the Corporation to indemnify it against any loss or claim which may arise as a result of the issuance of a new certificate.